SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                  FORM 12b-25

                           NOTIFICATION OF LATE FILING

      (Check One): |X| Form 10-K |_| Form 20-F |_| Form 11-K |_| Form 10-Q
                                |_| Form N-SAR

                        For Period Ended: August 31, 2001

                        [ ] Transition Report on Form 10-K
                        [ ] Transition Report on Form 20-F
                        [ ] Transition Report on Form 11-K
                        [ ] Transition Report on Form 10-Q
                        [ ] Transition Report on Form N-SAR

                          For the Transition Period Ended:
  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

 If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                          PART I -- REGISTRANT INFORMATION

Full Name of Registrant:  Luby's, Inc.

Former Name if Applicable:  N/A

Address of Principal Executive Office
 (Street and Number):  2211 Northeast Loop 410

City, State and Zip Code:  San Antonio, Texas  78217-4673


                         PART II -- RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

    [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

    [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

    [ ]  (c)  The accountant's statement or other exhibit required by Rule 12b-
              25(c) has been attached if applicable.

                             PART III -- NARRATIVE

     As a result of unforeseen delays arising from technical matters, the Registrant could not complete all requirements for the final audit report from its independent auditors and is therefore unable to file its annual report on Form 10-K within the prescribed time period. The Registrant cannot eliminate the reason for its inability to file the Form 10-K without unreasonable effort and expense, but anticipates that this matter will be resolved promptly.

                          PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Ernest Pekmezaris                        (210)          654-9000
(Name)                                 (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                              [X]  Yes  [ ]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                 See Attached Exhibit                         [X]  Yes  [ ]  No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                Luby's, Inc.
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date:  November 30, 2001                 By: /s/Ernest Pekmezaris
                                             __________________________
                                             Ernest Pekmezaris
                                             Senior Vice President and
                                             Chief Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                 ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).